VIA EDGAR

Bingham McCutchen LLP
2020 K Street NW
Washington, DC 20006

February 19, 2013

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:  Division of Investment Management

Re:	CNI Charter Funds - File No. 333-186096 (the “Registrant”)

Ladies and Gentlemen:

This letter summarizes the comments provided to me by Ms. Kimberly Browning of the staff of the Securities and Exchange Commission (the "Commission") by telephone on February 8, 2013, regarding the Registrant’s Form N-14 registration statement, filed on January 18, 2013.  Responses to all of the comments are included below and as appropriate will be reflected in Pre-Effective Amendment Number 2 to Registrant’s Form N-14 registration statement (the “Amendment”), to be filed separately.

1.	Comment: Please confirm the following items will be included in the Amendment:

•	In the “Shareholder and Board Approvals” discussion, the information related to persons owning 5% or more of a Rochdale Portfolio.

•
In Item 17 of the Part C, an undertaking made by the Registrant to file by post-effective amendment an opinion and consent of counsel regarding the tax consequences of the proposed reorganization upon the closing of the reorganization.

Response:  The requested items will be included in the Amendment.

2.
Comment:  The disclosure below from the “Capitalization” discussion notes the newly organized CNI Charter Funds will have “only nominal assets and liabilities.”  Please explain what is meant by “only nominal assets and liabilities.”  In addition, if the CNI Charter Funds will have any assets and liabilities prior to the reorganization, please confirm a capitalization table is not required per Item 4(b) of Form N-14.

Because the Rochdale Portfolios will be combined in the Reorganization with newly organized CNI Charter Funds having only nominal assets and liabilities, information on the capitalization of the Rochdale Portfolios and CNI Charter Funds is not included.

Response:  The phrase “nominal assets and liabilities” refers to the assets received in exchange for the small number of shares issued to each Fund’s initial shareholder in order to execute each Fund’s investment advisory agreement at the time of the Fund’s organization.  These assets will be included in the Funds at the time of the reorganization.  Because these assets will represent an insignificant amount (generally $100 per Fund), we do not believe a capitalization table is necessary.

3.	Comment: Shareholders are permitted to vote by mail, telephone or internet. If accurate, please disclose that shareholders may revoke their vote in the same manner.

Response:  Shareholders may also revoke their vote by mail, telephone or internet.  Disclosure to this effect has been included.

4.
Comment:  The proposal to shareholders states, in part, that the reorganization will involve “the transfer of substantially all of the assets and liabilities of each Rochdale Portfolio to its corresponding CNI Charter Fund.”  Please explain why the phrase “substantially all” is used.  If any assets and/or liabilities will not be transferred, please consider if this should be disclosed to shareholders.

Response:  All of the assets and liabilities will transfer from each Rochdale Portfolio to the corresponding CNI Charter Fund.  The phrase “substantially all” is used to consider assets to be collected or received by a Rochdale Portfolio that, due to timing issues, may not occur prior to the reorganization.  If assets are not collected or received prior to the reorganization, they will promptly be transferred to the corresponding CNI Charter Fund upon collection or receipt. In addition, the phrase “substantially all” is used to consider minor liabilities that may not have been recorded prior to the reorganization.

5.
Comment:  In the third Question & Answer, please explain what is meant by “other economies of scale” in the sentence below.  Also, please disclose that the anticipated economies of scale may not be realized and, if so, the potential consequences to shareholders.

After careful consideration, the Adviser has concluded that by consolidating the two separate fund families, the Trust and the CNI Charter Funds, it should be possible to reduce the cost of duplicated services and recognize other economies of scale in a manner that will reduce the total expenses to which each of the Rochdale Portfolios is subject.

Response:  The disclosure has been revised as follows:

After careful consideration, the Adviser has concluded that by consolidating the two separate fund families, the Trust and the CNI Charter Funds, it should be possible to reduce the cost of duplicated services and recognize other economies of scale, such as the ability to spread fixed costs over more portfolios and a greater asset base, in a manner that will reduce the total expenses to which each of the Rochdale Portfolios is subject.  Should such economies of scale fail to materialize, the total expenses may not be reduced as anticipated.

6.	Comment: In the seventh Question & Answer, please confirm the word “contractual” is appropriate in the sentence below.

Based upon a comparison of the operating expenses of each of the Rochdale Portfolios as of December 31, 2011 and the pro forma expenses for Class N Shares of the CNI Charter Funds for the twelve-month period ended September 30, 2012, it is expected that the gross total annual fund operating expenses for each CNI Charter Fund will be lower than the gross total annual fund operating expenses for the corresponding Rochdale Portfolio, before taking into account any contractual fee waivers or expense reimbursement arrangements.

Response:   The word “contractual” refers to the contractual expense limitation currently in place for the Rochdale Portfolios and, therefore, is appropriate in the disclosure above.

7.	Comment: Please confirm a good faith effort was used to calculate the estimated “Other Expenses” for each CNI Charter Fund.

Response:  The Registrant confirms a good faith effort was used to calculate the estimated “Other Expenses” for each CNI Charter Fund.  The Registrant confirms the voluntary expense limitations for each CNI Charter Fund are not reflected in the fee tables.  The voluntary expense limitations for each Fund other than the CNI Charter Fixed Income Opportunities Fund were set at the level of estimated expenses as an assurance the Registrant was confident in its estimates.  The expense limitation for the CNI Charter Fixed Income Opportunities Fund was set at the current expense ratio of the corresponding Rochdale Portfolio, which is slightly lower than the estimated expenses of the CNI Charter Fixed Income Opportunities Fund.

8.	Comment: In the comparative fee tables, please include a footnote describing the “Fee Recoupment” line item, as applicable, for each Rochdale Portfolio.

Response:  The following footnote has been added to the fee tables:

**	With respect to each fund, the Adviser may request recoupment for management fee waivers and/or Portfolio expense payments made to that fund in the prior three fiscal years.

9.	Comment: The Staff notes each CNI Charter Fund pays a shareholder servicing fee, but each Rochdale Portfolio does not. Please disclose why this is appropriate.

Response:  The Rochdale Portfolios do not pay a shareholder servicing fee.  The Rochdale Portfolios do, however, pay a service fee to the Adviser for administrative services provided by the Adviser but not considered by the advisory agreement.  The CNI Charter Funds will not pay this service fee, but will pay a shareholder servicing fee, similar to the Class N shares of the other series of the Trust.  Disclosure has been included in the “Additional Information about the Adviser” section, discussing the service fee paid by the Rochdale Portfolios

10.
Comment:  The Staff notes the expected “Other Fund Expenses” of each CNI Charter Fund are significantly less than the “Other Fund Expenses” of the corresponding Rochdale Portfolio.  Please confirm the expected expenses of the CNI Charter Funds are realistic.

Response:  The Adviser and Registrant confirm the expected expenses of the CNI Charter Funds are realistic.  As noted in the filings and in response to Comment 5 above, the Adviser and Registrant believe the Reorganization should make it possible to reduce the cost of duplicated services and recognize other economies of scale, such as the ability to spread fixed costs over more portfolios and a greater asset base, in a manner that will reduce the total expenses to which each of the Rochdale Portfolios is subject. In addition, the Registrant negotiated lower post-reorganization fees with certain service providers, in part due to the anticipated larger size of the fund complex after the reorganization. With respect to the “Other Fund Expenses,” as noted in response to Comment 9 above, this line item includes a service fee for each Rochdale Portfolio that will not be paid by the corresponding CNI Charter Fund, which, along with the anticipated economies of scale, results in a lower expected “Other Fund Expenses” for each CNI Charter Fund.

11.
Comment:  Please confirm all material differences related to objectives, strategies and risks between a Rochdale Portfolio and its corresponding CNI Charter Fund are described in the registration statement.

Response:    The Registrant and Adviser confirm all material differences related to objectives, strategies and risks between a Rochdale Portfolio and its corresponding CNI Charter Fund are described in the registration statement.

12.	Comment: Please confirm all principal strategies are included in each Portfolio’s/Fund’s “Principal Investment Strategies” discussion.

Response:  The Registrant and Adviser confirm all principal strategies are included in each Portfolio’s/Fund’s “Principal Investment Strategies” discussion.

13.
Comment:  In each CNI Charter Fund’s “Principal Investment Strategies” discussion, to the extent a Fund does not have a corresponding policy to that of the corresponding Rochdale Portfolio, please explain why.

Response:  Appropriate disclosure has been added in response to this comment.

14.
Comment:  With respect to investments in derivatives, please acknowledge the Rochdale Portfolios and CNI Charter Funds are aware of the letter from Barry Miller of the SEC staff to the Investment Company Institute dated July 30, 2010 and its contents.

Response:  The Rochdale Portfolios and CNI Charter Funds confirm they are aware of the letter from Barry Miller of the SEC staff to the Investment Company Institute dated July 30, 2010 and its contents.

15.	Comment: Please confirm if the CNI Charter Funds may invest in total return swaps.

Response:   The Adviser has confirmed the CNI Charter Funds will not invest in total return swaps.

16.	Comment: With respect to the CNI Charter Intermediate Fixed Income Fund, please confirm the Fund will not invest in junk bonds as part of its principal investment strategy.

Response:  The Adviser has confirmed that the CNI Charter Intermediate Fixed Income Fund will invest in junk bonds as part of its principal investment strategy.  Applicable disclosure has been added to the “Principal Investment Strategies” and “Principal Risks” sections.

17.	Comment: With respect to the CNI Charter Fixed Income Opportunities Fund, please confirm the Fund will not invest in derivatives as part of its principal investment strategy.

Response:  The Adviser confirms the Fund will not invest in derivatives as part of its principal investment strategy.

18.	Comment: With respect to the CNI Charter Emerging Markets Fund, please confirm the Fund will not engage in short sales as part of its principal investment strategy.

Response:  The Adviser confirms the Fund will not engage in short sales as part of its principal investment strategy.

19.
Comment:  In the discussion of the CNI Charter Funds’ voluntary waivers, please disclose that, although the Adviser intends to continue the arrangement at least through June 2014, the arrangement may be terminated at any time.

Response:  The disclosure has been revised as follows:

The Adviser intends to continue this voluntary arrangement at least through June 2014 although it can be terminated at any time.

20.
Comment:  The discussion of the CNI Charter Funds’ voluntary waivers notes several expenses excluded from the voluntary waiver.  Please add disclosure noting that to the extent such expenses are incurred, a CNI Charter Fund’s net operating expenses may be higher than the stated cap.

Response:  The following sentence has been added:

To the extent that the excluded expenses are incurred, total operating expenses may exceed the agreed upon limits.

21.	Comment: In the discussion of the CNI Charter Funds’ voluntary waivers, please disclose that the Board must approve any amount of previously waived fees repaid to the Adviser.

Response:  The following sentence has been added to the end of the discussion of the CNI Charter Funds’ voluntary waiver:

Any such repayments will be ratified by the CNI Board.

22.	Comment: In the discussion of the CNI Charter Funds’ voluntary waivers, please clarify what is meant by “if certain other conditions are satisfied” in the sentence below:

Any fee reductions or reimbursements may be repaid to the Adviser within three years after they occur if such repayments can be achieved within a CNI Charter Fund’s expense limit in effect at the time such expenses were incurred and if certain other conditions are satisfied.

Response:  The disclosure has been revised as follows:

Any fee reductions or reimbursements may be repaid to the Adviser within three years after they occur if such repayments can be achieved within a CNI Charter Fund’s expense limit in effect at the time such expenses were incurred and ~~if certain other conditions are satisfied~~ do not result in the Fund’s total expenses exceeding the Fund’s current expense limit.  Any such repayments will be ratified by the CNI Board.

23.	Comment: Please confirm if, after the reorganization, the Adviser will be permitted to recapture fees waived while advising the Rochdale Portfolios (the acquired funds).

Response:  After the reorganization, the Adviser will not be permitted to recapture fees waived while advising the Rochdale Portfolios

24.
Comment:  In the “Comparison of Investment Limitations” discussion, please confirm all material differences between the Rochdale Portfolios and the CNI Charter Funds with respect to fundamental and non-fundamental policies are listed.

Response:  The Registrant and Adviser confirm all material differences between the Rochdale Portfolios and the CNI Charter Funds with respect to fundamental and non-fundamental policies are listed.

25.
Comment:  The CNI Charter Funds’ fundamental borrowing policy permits a CNI Charter Fund to borrow money to the full extent permitted by the 1940 Act and the rules and regulations promulgated thereunder.  The CNI Charter Funds should either (i) adopt a policy whereby a Fund will not make further investments while any borrowings are in excess of 5% of its total assets or (ii) include a discussion of leveraging risk.

Response:  The following disclosure has been added to the end of the “Borrowing Policy” discussion in the SAI:

Borrowing for investment purposes is one form of leverage.  Leveraging investments, by purchasing securities with borrowed money, is a speculative technique that increases investment risk, but also increases investment opportunity.  Because substantially all of a Fund’s assets will fluctuate in value, whereas the interest obligations on borrowings may be fixed, the NAV of a Fund will increase more when such Fund’s portfolio assets increase in value and decrease more when the Fund’s portfolio assets decrease in value than would otherwise be the case.  Moreover, interest costs on borrowings may fluctuate with changing market rates of interest and may partially offset or exceed the returns on the borrowed funds.

26.
Comment:  In the “Comparison of Investment Limitations” section, please add disclosure describing the differences between the CNI Charter Funds’ fundamental borrowing policy and that of the Rochdale Portfolio’s.

Response:  The following disclosure has been added:

The Rochdale Portfolios’ (other than the Emerging Markets Portfolio) restrictions on borrowing are greater than those of the CNI Charter Funds.  In particular, the Rochdale Portfolios are restricted to temporary borrowing and only for “extraordinary or emergency purposes,” in an amount not in excess of 10% of a Portfolio’s total assets.  The corresponding CNI Charter Funds are not subject to the same limitations, and are permitted to borrow to the full extent permitted by the 1940 Act and the rules and regulations thereunder, which limit a Fund to borrowing in an amount up to 33 1/3% of the value of the Fund’s total assets.

27.
Comment:  With respect to the discussion on “Borrowing” in the “Comparison of Investment Limitations” section, please add disclosure clarifying what is “permitted by the 1940 Act and the rules and regulations promulgated thereunder.”

Response:  Disclosure has been added in response to this comment.  Please see the last sentence in the disclosure added in response to Comment 26.

28.
Comment:  In the “Comparison of Purchase, Redemption and Exchange Policies and Procedures” section, please include disclosure noting that if a shareholder properly places an order prior to the close of business on the New York Stock Exchange, the order will be priced at the NAV determined that day.

Response:  We note the disclosure below is included in the second paragraph of the “Comparison of Purchase, Redemption and Exchange Policies and Procedures” section.

Any purchase orders properly placed prior to the close of business on the New York Stock Exchange (“NYSE”) (generally 4:00 p.m. Eastern time) will be priced at the NAV determined that day.

29.	Comment: The “Comparison of Purchase, Redemption and Exchange Policies and Procedures” section notes the CNI Charter Funds do not have a redemption in-kind policy. Please disclose what this means.

Response:  The Registrant confirms the CNI Charter Funds do have a redemption in-kind policy.  The “In-Kind Redemptions” discussion with respect to the CNI Charter Funds has been replaced with the following:

The CNI Charter Funds generally pay sale (redemption) proceeds in cash. However, under conditions where cash redemptions are detrimental to a CNI Charter Fund and its shareholders (e.g., the amount you are redeeming is large enough to affect a Fund’s operation), the CNI Charter Fund reserves the right to make redemptions in readily marketable securities rather than cash (a “redemption in kind”).

30.
Comment:  In the “Sector Concentration” discussion in the “Additional Information on Principal Investment Risks” section, please consider replacing the word “Concentration” with “Focus” to avoid confusion.  Also, please clarify what is meant by “a significant portion” in the sentence below.

From time to time a Fund may invest a significant portion of its total assets in various industries in one or more sectors of the economy.

Response:  The term “Concentration” has been replaced with “Focus.”  The Adviser considers "a significant portion" to mean up to 50% of the Fund's assets.

31.
Comment:  In the “Shareholder and Board Approvals” discussion in the “Information Relating to Voting Matters” section, please disclose how executed proxies that do not include instructions will be counted.

Response:  The following sentence has been added to the disclosure:

If a signed proxy card is returned, but no instructions are specified, your shares will be voted in accordance with the recommendations of the Board.

32.	Comment: Please file the following as exhibits:

•	Updated powers-of-attorney.

•	The Rochdale Portfolios’ contractual expense limitation agreement(s).

•	The CNI Charter Funds’ voluntary expense limitation agreement(s).

If the CNI Charter Funds do not have written voluntary expense limitation agreements, please explain why it is not necessary to have a memorialized agreement.

Response:  Updated powers-of-attorney and the Rochdale Portfolios’ voluntary expense limitation agreements will be filed as exhibits to the Amendment.  The CNI Charter Funds do not have written voluntary expense limitation agreements.  We do not believe it is necessary for such arrangements to be in writing as they may be terminated by the Adviser at any time, the expense limitation is specifically stated in the prospectus, and the addition of an agreement is not necessary to administer the limitation.

***************

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant.  The Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please contact me at 202.373.6133.  Thank you.

Sincerely,

/s/ Beau Yanoshik

Beau Yanoshik
Bingham McCutchen LLP